東京青山・青木・狛法律事務所
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
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FILE NO. 82-34777

February 14, 2008

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

West Japan Railway Company
Rule 12g3-2(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to West Japan Railway Company (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the document which contents were announced by the Company:

- Flash Report (Consolidated Basis)
  Results for the third quarter ended December 31, 2007 (dated January 31, 2008).

Yours truly,

Kunio Aoki

Encls.
cc: West Japan Railway Company
Sullivan & Cromwell, Tokyo (w/o documents)

January 31, 2008
Last posted on January 31, 2008

West Japan Railway Company
Flash Report (Consolidated Basis)
Results for the third quarter ended December 31, 2007

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of January 31, 2008, based on information available to JR-West as of the date January 31, 2008. JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: **West Japan Railway Company**

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

(Figures less than ¥1 million have been omitted.)

1. Results for the third quarter of fiscal 2008 (from April 1, 2007 to December 31, 2007)

(1) Operating results

Nine months ended December 31 — Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2007	955,718	1.5	121,909	3.2	98,005	6.8	52,175	5.0
2006	941,268	1.6	118,129	(5.7)	91,778	(6.1)	49,677	(1.2)
Year ended March 31, 2007	1,262,935	—	135,341	—	104,154	—	56,791	—

	Net income per share	Net income per share after dilution
	Yen	Yen
2007	26,129.31	—
2006	24,849.58	—
Year ended March 31, 2007	28,415.07	—

(2) Financial Position

December 31

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2007	2,397,151	666,174	26.5	320,377.04
2006	2,348,129	630,345	25.6	300,532.00
March 31, 2007	2,401,667	637,849	25.3	303,906.52

(3) Cash flows

Nine months ended December 31

	Operating activities	Investing activities	Financing activities	Cash at the end of the term
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2007	130,808	(112,384)	(41,668)	34,340
2006	118,182	(79,322)	(41,063)	53,230
Year ended March 31, 2007	188,618	(131,776)	(54,690)	57,584

2. Forecasts for fiscal 2008 (from April 1, 2007 to March 31, 2008) [Reference]

Consolidated Basis

Percentages indicate year-on-year increase/ (decrease).

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008	1,289,000	2.1	136,200	0.6	106,000	1.8

	Net income		Net income per share
	Millions of yen		Yen
Fiscal 2008	54,500	(4.0)	27,345.23

3. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None
2. Adoption of simplified accounting practices: None
3. Changes from accounting methods used in recent fiscal years: Yes

   Note: For further details see page 8, "(3) Changes from accounting methods used in recent fiscal years"

See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts. We also revised consolidated forecasts for fiscal 2008. For further details see page 7 "3. Qualitative Information on Consolidated Forecasts"

QUALITATIVE INFORMATION ON BUSINESS RESULTS AND FINANCIAL STATEMENTS

On April 25, 2005, the Company caused an extremely serious accident that resulted in 106 fatalities and more than 500 injuries of passengers. We pray for all the victims of the accident and would like to express our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured passengers and hope that their recovery is as quick as possible. We would further like to express deep apologies for the considerable stress and trouble we have caused to our customers, shareholders, and local residents.

JR-West will continue to offer its full support to all those who've suffered as a result of this accident, and has committed itself to further enhancing safety measures, and to reforming its corporate culture. We pledge never to forget this accident, and to remain conscious of our responsibility for protecting the truly precious lives of our customers. We will also persistently act on the basis of safety first, and will continue to work to build a railway that assures our customers of safety and reliability.

1. Qualitative Information on Consolidated Business Results

Consolidated Results for the Third Quarter of Fiscal 2008

Consolidated results for the third quarter of the fiscal year ending March 31, 2008, are as follows.

Operating revenues:	¥955.7 billion
Operating income:	¥121.9 billion
Recurring profit:	¥98.0 billion
Net income:	¥52.1 billion

Results by Business Segment

(1) Transportation Operations

In the railway business, the Company concentrated on implementing its Safety Enhancement Plan and various other measures aimed at building a corporate culture that places a top priority on safety. Specific measures included efforts to foster an attitude of prioritizing safety through regular convening of safety meetings to allow management and officers on the one hand, and employees in the field on the other, to directly exchange opinions, and conduct analysis of the reports of the potential causes of accidents and other matters reported by employees in workplaces. The term "nature of the potential causes of accidents" was replaced by the term "safety reports" from the standpoint of creating a corporate culture that encourages reporting of such incidents. We also made steady progress toward formulating new safety policies, based on the opinions offered by the Advisory Panel for Safety Promotion, and the results of an employee survey conducted last year.

In terms of facilities, along with expansion of the ATS system, we have introduced train proximity warning devices to help prevent accidents involving ground engineering staff, improved the safety of

crossings, and strengthened pillars supporting elevated tracks against earthquakes. Further, taking to heart the seriousness of the accidents now and in the future, we enhanced safety education through utilization of the Railway Safety Education Center established in April 2007 to teach the lessons learned from accidents, and introduced "case studies of unequivocal verbal communication," a training method to help prevent mistakes arising from miscommunication. We also made steady progress with accident prevention measures, such as formulating comprehensive counter measures with the establishment of committees to prevent transportation disruptions caused by construction.

In transportation operations, on the Sanyo Shinkansen JR-West implemented a timetable revision in July 2007 to introduce the new N700 Series Shinkansen, and added more *Nozomi* trains. A timetable revision in March 2006 resulted in greater use of the increased number of *Nozomi* trains providing direct service from Hakata and Hiroshima to Tokyo, prompting the Company to make efforts to offer greater comfort and convenience, such as by providing temporary train services.

Sales and marketing initiatives included proactive announcements regarding the enhanced comfort on the N700 Series Shinkansen and the increased number of trains in operation, the convenience and price advantages of the Express Reservation system, and a highlighting of the selling points along each section of the railway, promoting further use of Shinkansen. In the Kyoto area we provided information on the access routes to promote the best use of railways, along with preparing walking maps from stations. We also worked to stimulate demand for tourism, developing the "Train + (Train Plus)" campaign, which highlights the appeal of the railways, as well as the Japanese Beauty Hokuriku campaign in cooperation with local governments, travel agents and other JR companies.

For customer service initiatives we undertook efforts to make railways more user-friendly through such measures as continued promotions drawing attention to the convenience offered by the ICOCA IC card service introduced in the Okayama and Hiroshima regions in September 2007, incorporating "women only" seats on some limited express trains, and installing elevators, escalators and other barrier-free facilities. We are also familiarizing passengers with emergency buttons on station platforms, in trains and at crossings.

To address environmental issues, JR-West worked to firmly implement its environmental management system, and released information promoting the railway friendly to the global environment.

In bus services, with competition for highway bus services becoming more intense, JR-West worked to provide services that fit the varied needs of customers, such as beginning bus service between Kobe and Shirahama, and revising timetables of existing routes.

As a result, operating revenues for Transportation Operations segment increased 1.6% over the same period of the previous fiscal year, to ¥658.8 billion, with operating income up 3.6%, to ¥94.2 billion.

(2) Sales of Goods and Food Services

JR-West continued its efforts to improve the attractiveness of stations, such as by opening SUN FESTA OKAYAMA in Okayama Station, and promoting the opening of new types of Kiosk stands, such as a "self-service" style. For the JR Kyoto Isetan department store we took steps to increase our sales, including a renewal of the men's clothing floor and expanding our lineup of unique products in accordance with the

10th anniversary of the opening of the Kyoto Station building.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 2.6% over the same period of the previous fiscal year, to ¥190.9 billion, though operating income fell 8.1%, to ¥4.4 billion.

(3) Real Estate Business

JR-West continued to develop station premises and surrounding areas, including the opening of the JR Kyoto Station NK Building at Kyoto Station with a large-scale electronics retailer, the JR Kanazawa Station NK Building at Kanazawa Station, and SUN STATION TERRACE FUKUYAMA shopping center at Fukuyama Station. In addition, we continuously developed condominium apartments on land formerly used for housing for company employees, making an effort to effectively utilize our assets. We also worked to move steadily forward with the Osaka Station Renovation and New North Building Development project.

Two subsidiaries that operate shopping centers in Hiroshima and Yamaguchi prefectures were consolidated and merged in April 2007 to allow for a timelier and more appropriate response to changes in the business climate.

As a result, operating revenues for the Real Estate segment rose 12.4% over the same period of the previous fiscal year, to ¥63.1 billion, with operating income up 13.5%, to ¥18.5 billion.

(4) Other Businesses

In travel agency operations, JR-West pursued sales and marketing activities utilizing the New Domestic Travel Information System put into operation in 2006.

In hotel operations, the Company promoted sales with renovations to its guest rooms and dining facilities, as well as hosted various events.

For the ICOCA e-money service we expanded the number of stores accepting the card, and began offering the service in the Okayama and Hiroshima regions.

As a result, operating revenues in the Other Businesses segment increased 1.3% over the same period of the previous fiscal year, to ¥197.2 billion, though operating income fell 17.9%, to ¥4.2 billion.

2. Financial Position

(1) Cash Flows from Operating Activities

Cash provided by operating activities amounted to ¥130.8 billion, a rise of ¥12.6 billion from the same period of the previous fiscal year. The main factor affecting cash was an increase in income before income taxes and minority interests.

(2) Cash Flows from Investing Activities

Cash used in investing activities amounted to ¥112.3 billion, a rise of ¥33.0 billion from the same period of the previous fiscal year. The main factor affecting cash was purchases of property, plant and equipment.

(3) Cash flows from financing activities

Cash used in financing activities amounted to ¥41.6 billion, ¥0.6 billion more than in the same period of the previous fiscal year. The main factors affecting cash were repayment of long-term debt, and acquisition of treasury stock.

As a result, cash and cash equivalents at the end of the subject fiscal period decreased ¥23.2 billion from the end of the previous fiscal year (March 31, 2007) to ¥34.3 billion.

3. Qualitative Information on Consolidated Forecasts

The JR-West Group, focusing on its core railway business, is working together as a Group to establish a corporate culture that places a top priority on safety, seeking to regain trust as quickly as possible, and achieve sustainable growth as a corporate group. In the railway business such measures include efforts to provide a safe, trusted and high-quality transportation service, and in the areas of sales of goods and food services and real estate, to enhance the appeal of stations, as well as expand and develop businesses in surrounding areas.

As of the date of this statement, the forecast for consolidated net income is revised downward ¥1.3 billion (2.3%),compared with the forecast announced on October 30, 2007. This is due to the recording of an allowance for unredeemed travel vouchers at a subsidiary, included as an extraordinary loss.

Non-consolidated forecasts are unchanged from those announced on October 30, 2007.

JR-West is also considering a revision of its retirement system, which may, according to the particulars of the revision, generate an extraordinary loss that will have an impact on both consolidated and non-consolidated forecasts.

Consolidated Forecasts for Fiscal 2008

Operating revenues:	¥1,289.0 billion	2.1%
Operating income:	¥1,36.2billion	0.6%
Recurring profit:	¥106.0 billion	1.8%
Net income:	¥54.5 billion	(4.0)%

Note: Results forecasts presented above are based on certain assumptions considered rational as of the date of this statement, and are subject to change.

4. Other

(1) Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None

(2) Adoption of simplified accounting practices: None

(3) Changes from accounting methods used in recent fiscal years

Application of Accounting Standard for Measurement of Inventories

The Company will apply the "Accounting Standard for Measurement of Inventories" (Corporate Accounting Standard No. 9, July 5, 2006) from the subject fiscal year, as it has become able do so for consolidated financial statements related to financial years that began prior to March 31, 2008.

The impact of this change on the quarterly financial statements is minimal.

Change in Depreciation Method for Tangible Fixed Assets

In accordance with revisions to the corporate tax code, the Company has mainly utilized the Amended Declining Balance Method for tangible fixed assets acquired after April 1, 2007. In addition, from the subject fiscal year, the residual value of tangible fixed assets acquired on or before March 31, 2007, that have been depreciated to their full depreciable amount, will be amortized in an equal amount over five years. In accordance with these changes, deprecation expenses included as part of operating expenses has increased ¥6,557 million, with corresponding decreases in operating income, recurring profit, and net income before income taxes and minority interests.

The portion of increase in depreciation expenses equivalent to the equal amortization over five years of the residual value of existing assets, is ¥5,408 million.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen			
	March 31, 2007	December 31, 2007	Change	December 31, 2006
ASSETS				
Current assets:				
Cash	57,814	34,570	(23,244)	53,460
Accounts receivable	51,605	39,496	(12,109)	42,512
Deferred tax assets	18,679	12,048	(6,630)	10,392
Other current assets	98,000	115,354	17,353	104,604
Total current assets	226,100	201,469	(24,631)	210,969
Fixed assets:				
Property, plant and equipment	1,995,344	2,003,638	8,293	1,955,426
Investments and other assets:	180,139	191,976	11,837	181,649
Investments in securities	64,847	62,145	(2,702)	65,035
Deferred tax assets	92,698	107,441	14,743	95,087
Other investments and assets	22,592	22,389	(203)	21,526
Total fixed assets	2,175,484	2,195,614	20,130	2,137,075
Deferred assets	82	67	(15)	84
Total assets	2,401,667	2,397,151	(4,515)	2,348,129

	Millions of yen			
	March 31, 2007	December 31, 2007	Change	December 31, 2006
LIABILITIES				
Current liabilities:				
Current portion of long-term debt	85,914	123,114	37,199	94,531
Accounts payable	124,567	55,448	(69,118)	56,322
Other current liabilities	318,275	343,583	25,308	331,745
Total current liabilities	528,757	522,146	(6,610)	482,599
Fixed liabilities:				
Bonds and long-term debt	900,881	842,264	(58,617)	900,774
Accrued retirement benefits	219,693	246,477	26,783	216,857
Other	114,484	120,088	5,603	117,552
Total long-term liabilities	1,235,060	1,208,830	(26,229)	1,235,184
Total liabilities	1,763,817	1,730,977	(32,840)	1,717,784

	Millions of yen			
	March 31, 2007	December 31, 2007	Change	December 31, 2006
NET ASSETS				
Total shareholders' equity:				
Common stock	100,000	100,000	—	100,000
Capital surplus	55,000	55,000	—	55,000
Retained earnings	443,658	483,833	40,175	436,544
Treasury stock, at cost	(327)	(10,343)	(10,016)	(327)
Total shareholders' equity	598,331	628,489	30,158	591,217
Valuation and translation adjustments:				
Net unrealized holding gain on securities	8,864	6,358	(2,505)	9,359
Deferred gains or losses on hedges	348	21	(326)	221
Total valuation and translation adjustments	9,212	6,380	(2,832)	9,580
Minority interests	30,305	31,304	998	29,547
Total net assets	637,849	666,174	28,324	630,345
Total liabilities and net assets	2,401,667	2,397,151	(4,515)	2,348,129

(Figures less than ¥1 million have been omitted.)

(2) Consolidated Statements of Income

Nine months ended December 31

	Millions of yen			
	2006	2007	Change	Year ended March 31, 2007
Operating revenues	941,268	955,718	14,449	1,262,935
Operating expenses	823,139	833,808	10,669	1,127,593
Operating income	118,129	121,909	3,780	135,341
Non-operating revenues	2,549	3,204	655	7,117
Non-operating expenses	28,900	27,109	(1,791)	38,304
Recurring profit	91,778	98,005	6,227	104,154
Extraordinary profits	18,071	14,972	(3,098)	47,328
Extraordinary losses	23,037	23,743	705	50,610
Income before income taxes and minority interests	86,811	89,235	2,423	100,872
Income taxes	35,326	35,867	540	41,504
Minority interests	1,807	1,192	(615)	2,576
Net income	49,677	52,175	2,498	56,791

(Figures less than ¥1 million have been omitted.)

(3) Consolidated Statements of Shareholders' Equity

Nine months ended December 31, 2006 (Millions of Yen)

	Total shareholders' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2006	100,000	55,000	398,910	(327)	553,583	10,670	---	10,670	27,769	592,023
Change in nine months ended December 31, 2006										
Dividends from surplus			(12,000)		(12,000)					(12,000)
Net income			49,677		49,677					49,677
Decrease due to the merger of consolidated subsidiaries			(43)		(43)					(43)
Net increase/decrease during the term under review except in shareholders' equity						(1,311)	221	(1,090)	1,778	687
Total	—	—	37,634	---	37,634	(1,311)	221	(1,090)	1,778	38,321
Balance at December 31, 2006	100,000	55,000	436,544	(327)	591,217	9,359	221	9,580	29,547	630,345

Nine months ended December 31, 2007 (Millions of Yen)

	Total shareholders' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2007	100,000	55,000	443,658	(327)	598,331	8,864	348	9,212	30,305	637,849
Change in nine months ended December 31, 2007										
Dividends from surplus			(12,000)		(12,000)					(12,000)
Net income			52,175		52,175					52,175
Decrease in equity of affiliates accounted for under the equity method				(16)	(16)					(16)
Acquisition of treasury stock				(9,999)	(9,999)					(9,999)
Net increase/decrease during the term under review except in shareholders' equity						(2,505)	(326)	(2,832)	998	(1,834)
Total	---	---	40,175	(10,016)	30,158	(2,505)	(326)	(2,832)	998	28,324
Balance at December 31, 2007	100,000	55,000	483,833	(10,343)	628,489	6,358	21	6,380	31,304	666,174

Year ended March 31, 2007 (Millions of Yen)

	Total shareholders' equity					Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total	Net unrealized holding gain on securities	Deferred gains or losses on hedges	Total		
Balance at March 31, 2006	100,000	55,000	398,910	(327)	553,583	10,670	—	10,670	27,769	592,023
Change in year ended March 31, 2007										
Dividends from surplus			(12,000)		(12,000)					(12,000)
Net income			56,791		56,791					56,791
Decrease due to the merger of consolidated subsidiaries			(43)		(43)					(43)
Net increase/decrease during the term under review except in shareholders' equity						(1,806)	348	(1,458)	2,536	1,078
Total	—	—	44,748	—	44,748	(1,806)	348	(1,458)	2,536	45,826
Balance at March 31, 2007	100,000	55,000	443,658	(327)	598,331	8,864	348	9,212	30,305	637,849

(Figures less than ¥1 million have been omitted.)

(4) Consolidated Statements of Cash Flows

Nine months ended December 31

	Millions of yen			
	2006	2007	Change	Year ended March 31, 2007
I. Cash flows from operating activities				
Income before income taxes and minority interests	86,811	89,235	2,423	100,872
Depreciation and amortization	83,166	93,324	10,158	112,827
Change in allowance for retirement benefits	15,180	26,783	11,603	18,016
Income taxes paid	(55,226)	(41,150)	14,076	(52,865)
Other	(11,748)	(37,384)	(25,635)	9,768
Net cash provided by operating activities	118,182	130,808	12,626	188,618
II. Cash flows from investing activities				
Purchases of property, plant and equipment	(108,197)	(145,402)	(37,205)	(175,024)
Contributions received for constructions	30,484	33,000	2,515	41,858
Other	(1,610)	17	1,627	1,389
Net cash used in investing activities	(79,322)	(112,384)	(33,062)	(131,776)
III. Cash flows from financing activities				
Change in long-term debt and payables, net	(29,639)	(21,418)	8,221	(38,148)
Cash dividends paid	(11,783)	(11,810)	(26)	(12,114)
Other	358	(8,440)	(8,799)	(4,427)
Net cash used in financing activities	(41,063)	(41,668)	(605)	(54,690)
IV. Change in cash and cash equivalents, net	(2,203)	(23,244)	(21,040)	2,151
V. Cash and cash equivalents at the beginning of the period	55,433	57,584	2,151	55,433
VI. Cash and cash equivalents at the end of the period	53,230	34,340	(18,889)	57,584

(Figures less than ¥1 million have been omitted.)

(5) SEGMENT INFORMATION

Information by business segment

Nine months ended December 31, 2006

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues:							
Operating revenues from third parties	636,015	156,562	46,329	102,361	941,268	—	941,268
Intergroup operating revenues and transfers	12,325	29,580	9,833	92,339	144,078	(144,078)	—
Total	648,340	186,142	56,162	194,701	1,085,347	(144,078)	941,268
Operating expenses	557,348	181,286	39,812	189,469	967,917	(144,777)	823,139
Operating income	90,991	4,856	16,350	5,231	117,429	699	118,129

Nine months ended December 31, 2007

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues:							
Operating revenues from third parties	646,460	159,417	52,850	96,989	955,718	—	955,718
Intergroup operating revenues and transfers	12,388	31,534	10,257	100,285	154,465	(154,465)	—
Total	658,848	190,952	63,108	197,275	1,110,184	(154,465)	955,718
Operating expenses	564,607	186,487	44,557	192,980	988,633	(154,824)	833,808
Operating income	94,241	4,464	18,551	4,294	121,551	358	121,909

Year ended March 31, 2007

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues:							
Operating revenues from third parties	848,586	208,185	62,725	143,438	1,262,935	—	1,262,935
Intergroup operating revenues and transfers	16,391	43,993	13,308	156,884	230,578	(230,578)	—
Total	864,978	252,178	76,033	300,323	1,493,514	(230,578)	1,262,935
Operating expenses	767,703	247,125	54,814	287,814	1,357,457	(229,863)	1,127,593
Operating income	97,274	5,053	21,219	12,508	136,056	(715)	135,341

(Figures less than ¥1 million have been omitted.)

Reference Materials

1. NON-CONSOLIDATED FINANCIAL STATEMENTS

NON-CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2007	Change
	Billions of yen	Billions of yen	Billions of yen
ASSETS			
Current assets:			
Total current assets	143.7	113.7	(30.0)
Fixed assets:			
Fixed assets for railway operations	1,681.9	1,680.9	(0.9)
Construction in progress	61.2	69.7	8.4
Investments and other assets	264.9	275.1	10.2
Total fixed assets	2,008.1	2,025.8	17.7
Total assets	2,151.8	2,139.5	(12.3)

	March 31, 2007	December 31, 2007	Change
	Billions of yen	Billions of yen	Billions of yen
LIABILITIES AND NET ASSETS			
Current liabilities:			
Current portion of long-term debt	71.7	120.5	48.8
Accounts payable	433.9	381.5	(52.3)
Total current liabilities	505.6	502.0	(3.5)
Fixed liabilities:			
Bonds and long-term debt	879.3	822.4	(56.9)
Other long-term liabilities	233.5	261.6	28.0
Total long-term liabilities	1,112.9	1,084.0	(28.8)
Total liabilities	1,618.5	1,586.1	(32.4)
Total shareholders' equity:			
Common stock	100.0	100.0	---
Capital surplus	55.0	55.0	---
Retained earnings	370.3	402.7	32.4
Treasury stock, at cost	---	(9.9)	(9.9)
Total shareholders' equity	525.3	547.7	22.4
Valuation and translation adjustments	8.0	5.6	(2.3)
Total net assets	533.3	553.4	20.1
Total liabilities and net assets	2,151.8	2,139.5	(12.3)

NON-CONSOLIDATED STATEMENTS OF INCOME

Nine months ended December 31

	2006	2007	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues:				
Transportation	579.0	589.5	10.5	1.8
Transportation incidentals	16.6	16.4	(0.1)	(1.0)
Other operations	13.5	14.7	1.1	8.5
Miscellaneous	39.1	38.8	(0.3)	(0.8)
	648.5	659.7	11.1	1.7
Operating expenses:				
Personnel costs	205.2	202.7	(2.5)	(1.2)
Non personnel costs:				
Energy costs	25.5	25.5	(0.0)	(0.2)
Maintenance costs	97.8	96.3	(1.4)	(1.5)
Miscellaneous costs	108.4	110.8	2.4	2.2
	231.8	232.7	0.9	0.4
Rental payments, etc	18.5	18.5	(0.0)	(0.3)
Taxes	24.2	24.1	(0.1)	(0.5)
Depreciation	68.9	78.2	9.2	13.4
	548.9	556.3	7.4	1.4
Operating income	99.5	103.3	3.7	3.8
Non-operating revenues and expenses, net:				
Non-operating revenues	1.7	2.1	0.4	
Non-operating expenses	27.6	26.8	(0.8)	
	(25.8)	(24.6)	1.2	(4.9)
Recurring profit	73.6	78.7	5.0	6.8
Extraordinary profit and loss, net:				
Extraordinary profit	17.1	13.2	(3.8)	
Extraordinary loss	21.2	18.1	(3.0)	
	(4.1)	(4.9)	(0.8)	
Income before income taxes	69.5	73.7	4.2	6.1
Income taxes	28.0	29.3	1.2	
Net income	41.4	44.4	2.9	7.2

PASSENGER-KILOMETERS AND RAILWAY REVENUES

	Millions of passenger-kilometers				Billions of yen			
	Passenger-Kilometers				Railway Revenues			
	Nine months ended December 31		Change		Nine months ended December 31		Change	
	2006	2007	Amount	%	2006	2007	Amount	%
Sanyo Shinkansen								
Commuter Passes	493	512	19	3.9	6.2	6.4	0.2	3.6
Non-Commuter Passes	11,048	11,594	545	4.9	243.8	253.9	10.1	4.2
Total	11,542	12,107	565	4.9	250.0	260.4	10.4	4.2
Conventional Lines								
Commuter Passes	17,617	17,640	23	0.1	108.6	108.8	0.2	0.2
Non-Commuter Passes	11,555	11,658	103	0.9	220.1	219.9	(0.1)	(0.1)
Total	29,172	29,299	127	0.4	328.7	328.8	0.0	0.0
Kyoto-Osaka-Kobe Area								
Commuter Passes	14,204	14,241	36	0.3	87.6	87.8	0.2	0.3
Non-Commuter Passes	7,650	7,728	77	1.0	140.5	140.5	0.0	0.0
Total	21,855	21,969	114	0.5	228.1	228.4	0.2	0.1
Other Lines								
Commuter Passes	3,412	3,399	(12)	(0.4)	20.9	20.9	(0.0)	(0.1)
Non-Commuter Passes	3,904	3,930	26	0.7	79.6	79.4	(0.1)	(0.2)
Total	7,317	7,330	13	0.2	100.5	100.4	(0.1)	(0.2)
Total								
Commuter Passes	18,110	18,153	43	0.2	114.8	115.3	0.4	0.4
Non-Commuter Passes	22,604	23,253	649	2.9	463.9	473.9	10.0	2.2
Total	40,714	41,407	692	1.7	578.7	589.2	10.4	1.8

1) Operating Revenues ¥659.7 billion (up ¥11.1bn; 1.7% YoY)

Transportation revenues ¥589.5 billion (up ¥10.5bn; 1.8% YoY)

- Along with the steady improvement in the Japanese economy during the first half of the subject fiscal year, the introduction of the N700 Series Shinkansen in July 2007 and other timetable revisions, along with improved convenience from the Express Reservation system, resulted in a ¥10.4 billion increase in Shinkansen revenues to ¥260.4 billion.

  Revenue from conventional lines was basically on par with that of the previous fiscal year at ¥328.8 billion, as a slight increase in revenue from lines in the Kyoto-Osaka-Kobe area was offset by a slight decrease in other areas.

2) Operating Expenses ¥556.3 billion (up ¥7.4bn; 1.4% YoY)

- Depreciation expenses increased ¥9.2 billion to ¥78.2 billion, due to a change in the depreciation method (see note) and an increase in capital expenditures.

  Note: In accordance with revisions to the corporate tax code, the depreciation method for tangible fixed assets acquired on or after April 1, 2007, was changed to the declining balance method based on the corporate tax code prior to the revision, while the residual value of tangible fixed assets acquired on or before March 31, 2007, that have been depreciated to their full depreciable amount, will be amortized in an equal amount over five years. The impact from these changes is ¥6.1 billion (of which, the five-year amortization of the residual value for existing assets is ¥5.0 billion).

3) Operating Income ¥103.3 billion (up ¥3.7bn; 3.8% YoY)

- The increase in operating revenue outpaced the rise in operating expenses by ¥3.7 billion.

4) Non-operating Income and Expense Net loss of ¥24.6 billion (up ¥1.2bn; down 4.9% YoY)

- Non-operating revenue rose ¥0.4 billion to ¥2.1 billion, due to increases in interest income.
- Non-operating expenses declined ¥0.8 billion to ¥26.8 billion due to decreases in interest costs stemming from a decrease in long-term debt, and a decline in the average interest rate.

5) Recurring Profit ¥78.7 billion (up ¥5.0bn; 6.8% YoY)

6) Extraordinary Gains and Losses Net loss of ¥4.9 billion (down ¥0.8bn YoY)

- Extraordinary gains decreased ¥3.8 billion to ¥13.2 billion due to a fall in contributions received for construction.
- Extraordinary losses, despite an increase stemming from the recording of an Allowance for Environmental Safety Measures (see note), declined ¥3.0 billion to ¥18.1 billion due to a decrease in Loss on deduction of contributions received for construction from acquisition costs of property, plant and equipment

  Note: The Company recorded ¥4.4 billion in expenses for treating contaminated soil at the Osaka Station renovation site.

7) Net Income ¥44.4 billion (up ¥2.9bn; 7.2% YoY)

2. CAPITAL EXPENDITURES

Consolidated Basis

Nine months ended December 31

	2006	2007	Change from the same period of the previous year		Plan for year ending March 31, 2008
	Billions of yen	Billions of yen	Billions of yen	%	Billions of yen
Capital expenditures	88.0	117.8	29.8	33.9	
Capital expenditures, excluding contributions received for constructions	69.5	102.8	33.2	47.8	190.0
Contributions received for constructions	18.4	15.0	(3.4)	(18.6)	

Non-Consolidated Basis

Nine months ended December 31

	2006	2007	Change from the same period of the previous year		Plan for year ending March 31, 2008
	Billions of yen	Billions of yen	Billions of yen	%	Billions of yen
Capital expenditures	68.0	100.0	31.9	47.0	
Capital expenditures, excluding contributions received for constructions	49.5	84.9	35.4	71.4	160.0
[Safety-related capital expenditures]	[34.2]	[53.2]	[19.0]	[55.7]	[93.0]
Contributions received for constructions	18.4	15.0	(3.4)	(18.6)	

Major Capital Expenditures

Introduction of new rolling stock (N700 Series Shinkansen and the 223 Series); Installation of automated ticket gates in the Okayama and Hiroshima areas; Renovation of Osaka Station; Others

3. FORECASTS FOR FISCAL 2008, ENDING MARCH 31, 2008

CONSOLIDATED STATEMENTS OF INCOME

	Year ended March 31, 2007	Forecast for year ending March 31, 2008	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
	<1.46>	<1.47>		
Operating revenues	1,262.9	[1,289.0] 1,289.0	26.0	2.1
Operating expenses	1,127.5	1,152.8	25.2	2.2
Operating income	135.3	[136.2] 136.2	0.8	0.6
Non-operating revenues and expenses, net	(31.1)	(30.2)	0.9	(3.2)
Recurring profit	104.1	[106.0] 106.0	1.8	1.8
Extraordinary profit and loss, net:	(3.2)	(10.4)	(7.1)	
Income before income taxes	100.8	95.6	(5.2)	(5.2)
	<1.27>	<1.27>		
Net income	56.7	[55.8] 54.5	(2.2)	(4.0)

Note: Figures in bracket < > are the consolidated-to-parent ratio.

- There is no change to the forecasts for operating revenues, operating income or recurring profit issued on October 30, 2007. * [ ] denotes forecasts as of October 30, 2007.
- The forecast for net income is revised downward ¥1.3 billion due to the recording of an allowance unredeemed travel vouchers at a subsidiary, included as an extraordinary loss.

SEGMENT INFORMATION

		Year ended March 31, 2007	Forecast for year ending March 31, 2008	Change from the same period of the previous year	
		Billions of yen	Billions of yen	Billions of yen	%
Transportation	Operating revenues	864.9	875.6	10.6	1.2
	Operating income	97.2	96.9	(0.3)	(0.4)
Sales of goods and food services	Operating revenues	252.1	257.8	5.6	2.2
	Operating income	5.0	5.3	0.2	4.9
Real estate	Operating revenues	76.0	89.4	13.3	17.6
	Operating income	21.2	23.7	2.4	11.7
Other	Operating revenues	300.3	299.1	(1.2)	(0.4)
	Operating income	12.5	11.2	(1.3)	(10.5)

Consolidated forecasts are unchanged from those announced on October 30, 2007.

NON-CONSOLIDATED STATEMENTS OF INCOME

	Year ended March 31, 2007	Forecast for year ending March 31, 2008	Change from the same period of the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues	865.8	877.5	11.6	1.4
Operating income	108.9	109.0	0.0	0.0
Recurring profit	77.6	78.5	0.8	1.0
Net income	44.6	43.0	(1.6)	(3.8)

Non-consolidated forecasts are unchanged from those announced on October 30, 2007.

END